Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that
The Dreyfus/Laurel Funds Trust
(the "Trust"), which is comprised of Dreyfus Emerging Markets
Debt Local Currency Fund and Dreyfus Equity Income Fund
(collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of May 31, 2010 and from April 30, 2010
through May 31, 2010.  Management is responsible for the
Funds' compliance with those requirements.
Our responsibility is to express an opinion on management's
assertion about the Funds' compliance based
on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis, evidence about the Funds' compliance with
those requirements and performing such other procedures
as we considered necessary in the circumstances.
Included among our procedures were the
following tests performed as of May 31, 2010 and,
with respect to agreement of security purchases and sales, for the period from April 30, 2010 (the date of our last examination) through May 31, 2010:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and
the Custodian's records as of May 31, 2010;
5.         Confirmation of pending purchases for the Funds as of
May 31, 2010 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of
May 31, 2010 to documentation of corresponding subsequent
cash receipts;
7.	Agreement of the Trust's trade tickets for five purchases and five sales or maturities for the period April 30, 2010 (the date of our last examination) through May 31, 2010, to the books and records of the
Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report
on Controls Placed in Operation and Tests of Operating Effectiveness
("SAS 70 Report") for the period January 1, 2009 through December 31, 2009 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2010 through May 31, 2010. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2010 and from April 30, 2010 through
May 31, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 16, 2010

September 16, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Emerging Markets Debt Local Currency Fund and Dreyfus Equity Income Fund, each a series of The Dreyfus/Laurel Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2010 and from April 30, 2010 through May 31, 2010.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2010 and from April 30, 2010 through May 31, 2010 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust

Jim Windels
Treasurer